

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2016

James F. McCabe, Jr.
Chief Financial Officer
Handy & Harman, Ltd.
590 Madison Avenue, 32nd floor
New York, New York 10022

>   **Re: SL Industries, Inc.**
>   **Schedule TO/A and Schedule 13E-3/A**
>   **Filed May 12, 2016 by Handy & Harman Ltd et al.**
>   **File No. 005-34262**

Dear Mr. McCabe:

We have reviewed the above filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

1. We note you response to prior comment 7. Please revise the disclosure to include the substance of your response regarding why the Purchaser Group was able to reach its fairness determination in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A.

2. We remind the bidders of their obligations pursuant to 13e-3(e)(2) and (f)(1)(iii).

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Jennifer López for

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Michael Neidell
        Olshan Frome Wolosky LLP